February 28, 2007

Via EDGAR & Facsimile

Mr. H. Roger Schwall
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:                            SEC Comment Letter dated February 27, 2007 in respect of:

Storm Cat Energy Corporation
Preliminary Proxy Statement on Schedule 14A
Filed February 9, 2007
File No. 001-32628

Dear Mr. Schwall:

In response to the above-referenced letter, we offer the following response.  For ease of reference, we have reproduced your comment followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

1.                                       We note that you are asking shareholders to approve the issuance of securities (the subordinated notes) which are senior to their own.  Provide the information required by Item 13 of Schedule 14A.

Response:  The Company is only required to obtain shareholder approval of the issuance of their Common Shares upon conversion of the Company’s 9.25% Series A and Series B Subordinated Convertible Notes due March 31, 2012 pursuant to the rules of the American Stock Exchange and the Toronto Stock Exchange.  Admittedly, the Preliminary Proxy Statement on Schedule 14A filed on February 9, 2007 was broadly written and sought shareholder ratification of the Series A Note Offering and shareholder approval of the Series B Note Offering; however, the Company is not required pursuant to its organizational documents or British Columbia law, the jurisdiction of its incorporation, to obtain shareholder approval prior to the issuance of the Series A or Series B Notes.  We have revised the Preliminary Proxy Statement to be clear that the shareholders are only being requested to approve the issuance of Common Shares upon conversion of the Series A Notes and the Series B Notes.  Instruction No. 1 to Item 13 of Schedule 14A provides that:

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value. (emphasis added)”

We do not believe that inclusion of financial statements is material for a shareholder’s exercise of prudent judgment in regard to the approval of the issuance of the Common Shares upon conversion of the Series A Notes or Series B Notes.  We acknowledge that shareholders will experience dilution upon conversion of the Notes, and we have added the following language to the Proxy Statement on pages 12-13 in this regard:

“On closing of the Series A Offering, US$18,535,000 of Series A Notes were issued and the Series A Notes were convertible into up to 15,841,880 Common Shares, representing, as at the Record Date, 19.68% of the Company’s issued and outstanding Common Shares. As discussed above, the number of Common Shares issuable on conversion of the Series A Notes is subject to adjustment as provided in the Series A Purchase Agreement but will not exceed the Exchange Cap unless the shareholders approve the issuance of Common Shares upon conversion of the Series A Notes at the Meeting.

Assuming US$31,660,000 of Series B Notes are issued on closing of the Series B Note Offering, at the time of issuance, the Series B Notes will be convertible into up to 27,059,829 Common Shares, representing, as at the Record Date, 33.62% of the Company’s issued and outstanding Common Shares. As discussed above, the number of Common Shares issuable on conversion of the Series B Notes (the “Series B Conversion Shares”) is subject to adjustment as provided in the Series B Purchase Agreement.”

Please do not hesitate to contact me at (303) 454-2471 or by facsimile at (303) 899-7333, if you have any further questions.  Thank you for your attention to and consideration of our filing and responses.

Sincerely,

/s/ Richard J. Mattera
Richard J. Mattera

cc:           Jason Wynn, Division of Corporate Finance